June 2, 2008

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549-3651
Attention: Regina Balderas
RE: Nash-Finch Company
Comment letter dated May 16, 2008
Form 10-K for the year ended December 29, 2007
Form 10-Q for the fiscal quarter ended March 22, 2008
Dear Ms. Balderas:
Set forth below are responses by Nash-Finch Company (“the Company”) to the comments raised by the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter to Robert B. Dimond dated May 16, 2008, with respect to the above mentioned filings. We have reproduced below the full text of the Staff’s comments in bold type, each of which is followed by the Company’s response.
Form 10-K for the Fiscal Year Ended December 29, 2007
Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 22
Results of Operations, page 23
1.	Please tell us what consideration you gave to providing a segmental analysis of the results of operations below sales. To the extent that a reportable segment contributes, or is expected to contribute in the future, in a materially disproportionate way to your profitability, we believe that you should provide a segmental analysis of your measure of segmental profit and loss. For example, based on your disclosures in Note 18, it appears that your consolidated earnings from continuing operations before income taxes and cumulative effect of a change in accounting principle increased from 2006 to 2007 primarily due to higher segment profit at your food distribution segment and lower expenses for your unallocated corporate overhead, but these changes do not appear to be explained in your current MD&A narrative. Additionally, we assume that you may be experiencing increased costs for food and fuel due to the current economic environment, and it is unclear to us that these would equally impact all of your segments, or that you would be able to pass along any increased costs to your customers. We remind you that the primary objectives of MD&A include providing your investors with information about known trends and uncertainties that are having a material effect on your results and explaining management’s view of the implications and significance of the underlying factors causing these trends so that the reader can ascertain the likelihood that past performance is indicative of future performance, and it is unclear to us that your current presentation achieves these objectives. Refer to Item 303 of regulation S-K and to Section III of our Release No. 33-8350 available on our website at www.sec.gov/rules/interp/33-8350.htm. If you propose to expand your segmental analysis of results of operations in future filings, please show us what such changes would look like.

Response: In response to the Staff’s comment, segmental disclosure is imbedded in our MD&A discussion of each individual line from our Consolidated Statements of Operations and explains management’s view of which items have significant underlying factors that will contribute to future trends and which items are non-recurring, so that the reader can determine which items in our past performance will be indicative of our future performance. For example, our 2007 consolidated earnings before cumulative effect of a change in accounting principle is primarily the result of increased profits in our food distribution segment as well as unallocated corporate overhead. In order to assist the reader, this change was disclosed in our Selling, General and Administrative Expense section by detailing a net change of $27.3 million in expenses and a $26.4 million in goodwill impairment that had previously occurred in 2006 which was a part of the unallocated corporate overhead.

We do not expect any of our segments to disproportionately contribute to our profitability in any material manner that is different from its current profitability contribution relative to sales.

While it is true that we are experiencing increased costs of food and fuel as a result of the current economic conditions, each of our reportable segments is impacted proportionately and each of our segments currently has the ability to pass on substantially all of the increased costs to our customers.

2.	We note from your Schedule II – Valuation and Qualifying Accounts seen on page 90 that you had a significant reversal of your allowance for doubtful accounts in 2007. Please tell us which line on your statement of income contains this reversal, and tell us how you determined you did not need to discuss this reversal in your analysis of results.

Response: In response to the Staff’s comment, the change in the allowance for doubtful accounts on Schedule II was the result of a write-off of an accounts receivable which was offset by a corresponding decrease in our allowance for doubtful accounts reserve. These offsetting journal entries were made after the Company received information from the bankruptcy court as to the size of our bankrupt customer’s estate, which is significantly less than the receivable balance we were carrying. Because the entries were offsetting, there was no impact to income and thus no discussion was necessary in the MD&A.
Liquidity and Capital Resources, page 27
3.	We note in your analysis of cash flows at the top of page 28. Please ensure that you provide your investors with insight from management as to why significant changes occurred in your cash flows, particularly for your operating cash flows. In this regard, it appears from your statement of cash flows that you had a significant increase in deferred taxes during 2007 as to compared to a very small increase in deferred taxes in prior years, and it is unclear why this occurred. Additionally, we note from your analysis of cash flows within your Form 10-Q for the period ended March 22, 2008 does not appear to provide any explanations for why significant changes occurred in your operating cash flows. We remind you that your analysis of cash flows should provide your readers with context within which they can better understand your financial statements. Refer to Section IV of our Release No. 33-8350.

Response: In the Form 10-K for the year ended December 29, 2007, the explanation in the Liquidity and Capital Resources section identified the major variance items that help the reader understand the primary causes for the decrease in operating cash flows of $6.5 million from the prior year. We did not comment on all of the changes to the prior year, and in particular, did not comment on non-cash items, such as deferred income tax expense or impairment of goodwill. Our belief was the reader would be primarily interested in understanding the reasons for increases in our accounts receivable and inventory balances. In Footnote 9, Income Taxes, beginning on page 58 of the Form 10-K there is a table identifying the deferred tax assets and deferred tax liabilities as well as the information related to our income tax rate and tax expense. The primary reasons for the deferred tax expense increase from the prior year were as follows: the recognition for tax purposes of bad debt expenses associated with a revised estimate of the potential recovery of a major customer who filed bankruptcy in a prior year (the effect was to reduce a deferred tax asset); adoption of FIN 48; tax LIFO expense was greater than book LIFO expense; and, tax depreciation expense was greater than book expense (all three items increased deferred tax liabilities).

Regarding the Form 10-Q for the period ended March 22, 2008, on page 20 the Company disclosed the decrease in operating cash flows were primarily due to investment in inventory, partially offset by increases in accounts payable. In response to the Staff’s comment, in future filings we will provide broader explanations of significant changes in the components of operating cash flows.
Critical Accounting Policies, page 34
4.	We note your discussion on page 36 concerning testing goodwill for impairment and have the following comments:
•	Given that goodwill comprises a significant amount of your total assets, please expand your critical accounting policy for goodwill to focus on the assumptions and uncertainties that underlie your goodwill impairment testing, such as better explaining how you arrived at your fair value, how accurate such estimates have been in the past, how much the estimates have changed in the past, and whether such estimates are reasonably likely to change in the future. Refer to Section V of our Release No. 33-8350

•	You should quantify the sensitivity of your estimates to change based on other outcomes that are reasonably likely to occur and would have a material effect on your financial statements

•	Finally, please disclose whether reporting units are the same as your reportable segments or whether they exist at a lower level. To the extent that any of your reporting units are more susceptible than others to the current economic slow-down such that they are more likely to become impaired in the future, you should disclose this as a part of providing your readers with a view of the company through the eyes of management. For example, we note that the goodwill related to your retail segment was impaired in 2006, but it is unclear from your current disclosures whether this segment is more susceptible than others from future impairments.
Response: In response to the Staff’s comment, in future filings we will include in our critical accounting policy for goodwill additional disclosures on the underlying assumptions; our approach to sensitivity analysis; disclosing that our reporting units are the same as our reportable segments; and comment on our belief if any reporting units are more susceptible to economic slow-downs. The goodwill impairment taken in 2006 was not due to the economic slowdown, but due to a change in strategy for the retail reporting unit which changed growth assumptions. We propose to include an updated discussion in our second quarter 2008 Form 10-Q Critical Accounting Policies. Below is a sample of our proposed modified disclosure:
We maintain three reporting units for purposes of our Goodwill impairment testing, which are the same as our reporting segments disclosed in Part II, item 8 in this report under Note (18) – “Segment Information”. Goodwill for each of our reporting units is tested for impairment in accordance with Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets,” annually and/or when factors indicating impairment are present. Fair value is determined primarily based on valuation studies performed by us, which utilize a discounted cash flow methodology, where the discount rate reflects the weighted average cost of capital. Valuation analysis requires significant judgments and estimates to be made by management. Our estimates could be materially impacted by factors such as competitive forces, customer behaviors, changes in growth trends and specific industry conditions, with the potential for a corresponding adverse effect on financial condition and operating results potentially resulting in impairment of the goodwill. We have either met or exceeded assumptions used in prior years goodwill impairment models. None of the reporting units are more susceptible to economic conditions than others. The cash flow model used to determine fair value is most sensitive to the discount rate and the EBITDA margin rate applicable for each reporting segment as a percent of sales assumptions in the model. For example, we performed a sensitivity analysis on both of these factors and determined that the discount rate used could increase by a factor of 25% or EBITDA margin rate used could decrease by1.0% from the EBITDA margin rate utilized and the goodwill of our reporting segments would not be impaired.
Financial Statements
Consolidated Statements of Cash Flows, page 43
5.	Please explain to us how your presentation of discontinued operations within your statement of cash flows complies with SFAS 95. Specifically, please tell us whether your discontinued operations line item solely represents operating activities or whether you have combined operating, investing, and/or financing activities into a single line item that you currently present. If necessary, please revise future filings to separately present discontinued cash flows for operating activities, investing activities and financing activities.

Response: In response to the Staff’s comment, SFAS 95 requires that a statement of cash flows classify cash receipts and payments according to whether they stem from operating, investing or financing activities. We believe the current presentation of our discontinued operations complies with SFAS 95 as all amounts solely represent operating activities, and are not a combination of operating, investing and financing activities. A discussion of Discontinued Operations can be found beginning on page 46 in the Notes to Consolidated Financial Statements section of the Form 10-K for the year ended December 29, 2007. On July 31, 1999 the Company sold the outstanding stock of a wholly owned subsidiary. The adjustment to reconcile net earnings to net cash provided by operating activities of $262 thousand in fiscal 2006 and $92 thousand in fiscal 2005 reported within the “discontinued operations” line of the consolidated statements of cash flows was the result of the resolution of a contingency associated with the sale.
Note 1 – Summary of Significant Accounting Policies, page 45
Revenue Recognition, page 45
6.	We note that you recognize revenue for the food distribution and military segments upon delivery of the product which is typically the same day the product is shipped. We also note that the revenues for the retail segment are recognized at the point of sale. Please expand your disclosure in future filings to clarify how you have satisfied each of the criteria identified in SAB Topic 13 (as they apply to each segment) to recognize revenue. With regard to the military segment, we note from your disclosure beginning on page 4 of your filing that you are a distributor for the Defense Commissary Agency. In your expanded disclosure, please describe your role in more detail and clarify the point at which you recognize revenue for orders placed by the Defense Commissary Agency pertaining to both domestic and overseas commissaries. Please provide us with the modified disclosures that you propose to include in future filings.

Response: In future filings we will expand our disclosure to clarify how we have satisfied the applicable requirements of SAB Topic 13. Below is a sample of our proposed modified disclosure:

We recognize revenue when the sales price is fixed or determinable, collectibility is reasonably assured and the customer takes possession of the merchandise.

Revenues for the food distribution segment are recognized upon delivery of the product which is typically the same day the product is shipped.

Revenues for the military segment are recognized upon the delivery of the product to the commissary or commissaries designated by the Defense Commissary Agency (DeCA), or in the case of overseas commissaries, when the product is delivered to the port designated by DeCA, which is when DeCA takes possession of the merchandise and bears the responsibility for shipping the product to the commissary or overseas warehouse.

Revenue is recognized for retail store sales when the customer receives and pays for the merchandise at the point of sale. Sales taxes collected from customers are remitted to the appropriate taxing jurisdictions and are excluded from sales revenue as the Company considers itself a pass-through conduit for collecting and remitting sales taxes.
Reserves for Self-Insurance, page 47
7.	We read you have purchased stop-loss coverage to limit exposure on a per claim basis. Please quantify, either here or another appropriate place in your footnotes, any limits to your exposure that are provided by this stop-loss coverage, as we believe this is important information to help your investors understand the potential liabilities associated with your self-insurance.

Response: In response to the Staff’s comments, in future filings, we will disclose the limits to our exposure to self insurance that are provided by our stop-loss coverage in Note 1 — Summary of Significant Accounting Policies.

Example:

Reserves for Self Insurance
     We are primarily self-insured for workers’ compensation, general and automobile liability and health insurance costs. It is our policy to record our self-insurance liabilities based on claims filed and an estimate of claims incurred but not yet reported. Worker’s compensation, general and automobile liabilities are actuarially determined on a discounted basis. We have purchased stop-loss coverage to limit our exposure to any significant exposure on a per claim basis. On a per claim basis, our exposure for workers compensation and general liability is $500,000 and for auto liability and health insurance our exposure is $350,000. Any projection of losses concerning workers’ compensation, general and automobile and health insurance liability is subject to a considerable degree of variability. Among the causes of this variability are unpredictable external factors affecting future inflation rates, litigation trends, legal interpretations, benefit level changes and claim settlement patterns. Although our estimates of liabilities incurred do not anticipate significant changes in historical trends for these variables, such changes could have a material impact on future claim costs and currently recorded liabilities. A 100 basis point change in discount rates would increase our liability by approximately $0.2 million.

New Accounting Standards, page 50
8.	We note your discussion at the top of page 51 concerning the proposed FSP APB 14-a, and we read if this FSP is adopted, it could have a significant impact on your financial statements. We refer you to FSP APB 14-1, which was recently adopted by the FASB. Please confirm to us that you will carefully assess the impact of the new guidance on your financial statements, and that you will disclose to your investors the expected impact of this new guidance in accordance with SAB 11: M.

Response: In response to the Staff’s comment, note that we have been disclosing to our investors this proposed change in accounting standards in advance of its issuance. We confirm that we will assess the impact of the recently released final guidance and disclose to our investors the anticipated impact of this guidance.

Note 10 – Share-Based Compensation Plan, page 60

9.	We note your disclosures concerning stock-based compensation and have the following comments:
•	We read on page 62 that subsequent to year end, you amended the 2006 and 2007 LTIP plans to remove the participants’ option to receive the award payouts in cash. Please tell us how you accounted for these LTIP plans at December 29, 2007. Also tell us whether the 2008 amendments modified the currently outstanding awards or only affected new awards. If these amendments modified the currently outstanding awards, please tell us how you accounted for such modifications.

•	Please tell us whether the 2005, 2006 and 2007 LTIP plans are classified as liabilities or equity on your balance sheet seen on page 42. If any of these are classified as equity, please explain to us how you determined such classification was appropriate under SFAS 123R

•	We read at the top of page 63 that you replaced a previous grant of performance units to Mr. Covington with a new grant of RSU’s in February 2007. Please quantify for us the impact this replacement had on your financial statements.

•	Please tell us how you considered disclosing the above information to your investors.
Response: In response to the Staff’s comment, at December 29, 2007 the Company accounted for share-based awards under the 2006 and 2007 LTIP plans as liability awards in accordance with SFAS 123(R) due to the option of the recipient to elect settlement in cash, stock or a combination of cash and stock. Accordingly, we recorded compensation expense in our P&L and carried a liability on our balance sheet calculated as the product of the following: number of units expected to vest (net of estimated forfeitures), the share price at December 29, 2007, the expected payout multiple (performance adjustment factor estimated using the Company’s forecast results for the performance period compared to the peer companies is consistent with the criteria contained in the performance condition definition of SFAS 123(R) ), and the cumulative number accounting periods (to date) divided by the total requisite service period of the awards.
The 2008 amendments modified the awards outstanding under the 2006 and 2007 plans. We accounted for the modifications as liability to equity modifications in accordance with SFAS 123(R). Accordingly, at the date of the modification we recorded new equity awards in exchange for settlement of the outstanding liability awards. As required by paragraph 51 of SFAS 123(R), we calculated the incremental compensation expense as the fair value and number of units of the modified awards expected to vest based on share price and performance criterion immediately prior to modification less the fair value and number of units of the original awards expected to vest re-measured immediately prior to modification based on the share price and performance criterion at the modification date. Also in accordance with paragraph 51, the Company will record total compensation at least equal to the portion of the modification date fair value of the original award for which the requisite service had been rendered at that date plus the incremental cost resulting from the modification. At the date of the modification, the accrued liability related to the original awards for service rendered to date was reclassified to equity (additional paid-in capital) on the balance sheet. The Company is amortizing the incremental compensation over the remaining requisite service period of the modified awards.
The 2005, 2006 and 2007 LTIP plans are classified as liabilities (included in “Other liabilities”) on our balance sheet. On page 65 of our filing, prior to our roll-forward of non-vested shares, we indicated that units granted pursuant to our LTIP are liability awards. On page 7, Footnote 3 of our first quarter 2008 filing on Form 10-Q, we stated that the “modifications resulted in replacement of the previously outstanding liability awards with equity awards as defined by SFAS 123(R)”.
We replaced a previous grant of performance units to Mr. Covington with a new grant of RSUs in February 2007. According to paragraph 51 of SFAS 123(R), “total recognized compensation cost for an equity award shall at least equal the fair value of the award at the grant date unless at the date of the modification the performance or service conditions of the original award are not expected to be satisfied.” At the date of the modification, the Company deemed it improbable that the performance vesting condition would be achieved and therefore was not accruing compensation expense related to the original grant. Accordingly, the replacement of the previous grant had no immediate financial statement impact but resulted in incremental compensation cost in periods subsequent to the modification due to the expectation that the replacement awards will vest. The Company recorded compensation expense in periods subsequent to the replacement of the grant as disclosed in the footnotes to the consolidated financial statements. The Company recorded compensation expense related to the replacement awards of approximately $1.5 million during 2007 based on the modification date (new grant date) fair value and the expectation that all of the awards will vest. Total expected compensation expense (including the amount recorded during 2007) is approximately $4.7 million. The Company is recording the expense ratably over the requisite service (vesting) period of the replacement awards.
The Company considered the disclosure objectives specified in paragraph 64 of SFAS 123(R) and the additional guidance related to these objectives provided in Appendix A, paragraphs 240 and 241 of SFAS 123(R) in preparing its disclosures of each of the above items.
In reference to the replacement grant for Mr. Covington, the Company included information related to the original and replacement grants, as applicable, including compensation expense, unrecognized compensation expense, outstanding award roll-forward information, restriction/vesting periods, shares expected to vest, etc. in a separate paragraph and as a component of the tabular presentations in Footnote 10 to its consolidated financial statements in accordance with disclosure requirements specified Appendix A, paragraphs 240 and 241 of SFAS 123(R). The Company believes the disclosures provided information relevant to the reader to determine the financial statement impact of the new awards, specifically shares expected to vest, 2007 compensation expense and total unrecognized compensation expense at 12/29/2007. The Company will specifically disclose the incremental compensation cost related to the referenced replacement grant and any other relevant modifications of share-based awards that have or may occur in its future filings on forms 10-K and 10-Q.
Note 15 – Commitments and Contingencies, page 68
10.	We note your disclosure of several litigation proceedings, including two that may be near conclusion. Please update us on the status of these proceedings. In future filings, including your 10-Q, please expand your disclosures to clarify whether you have provided reserves in connection with the proceedings. Additionally, please ensure your disclosure includes all the requirements under paragraphs 8-10 of FAS 5. Specifically ensure your disclosure includes an estimate of the possible loss or range of loss or state that such an estimate cannot be made.

Response: In response to the Staff’s comment, all pertinent updates on the status of these proceedings have been, or will be, communicated with the SEC and our investors appropriately via Form 8-K filings. Specifically, we would like to call your attention our Form 8-K filed June 2, 2008, where the Company announced that the Hennepin County District Court issued an order holding that Nash Finch properly adjusted the conversion rate on its Senior Subordinated Convertible Notes due 2035 (“Notes”) after the Company increased the amount of dividends it paid to its shareholders, thus concluding this proceeding pending any appeal. The status of the other legal proceedings has not changed materially since the disclosures made in Form 10-Q for the period ended March 22, 2008. In future filings, we will expand the disclosure to clarify whether we have provided reserves in connection with these or other disclosed proceedings.
Note 17 – Pension and Other Post-Retirement Benefits, page 71
11.	We read on page 75 that your expected return assumption was reviewed by external consultants. We believe that this reference to an expert may appear to transfer some of the responsibility for your expected return assumption to the consultants, and therefore, if you wish to continue to refer to such experts in your Exchange Act filings, you should name the expert. Additionally, as this Form 10-K appears to be incorporated by reference into several registration statements, it is unclear to us how your reference to this expert complies with Rule 436 of regulation C. If you wish to continue to refer to these consultants in future filings, please explain to us in detail how such references comply with Rule 436 of Regulation C.

Response: In response to the Staff’s comment, it was not the intention of the Company to transfer any responsibility or to make any reference to an “expert” as contemplated in Rule 436 of Regulation C. The Company accepts full responsibility for the assumptions used. In future filings, the Company will strike any further reference to the use of these outside consultants.
Item 9A. Controls and Procedures, page 82
12.	We note that you state your disclosure controls and procedures were effective to provide reasonable assurance that material information required to be disclosed is recorded, processed, summarized and reported within the time periods specified. In future filings, please revise to clarify, if true, that your officers also concluded that your disclosure controls and procedures are also effective at the reasonable assurance level to ensure that the information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your principal executive and principal financial officer, as appropriate to allow timely decisions regarding required disclosure. See the definition of disclosure controls and procedures in Exchange Act Rule 13a-15(e). In the alternative, you may conclude that your disclosure controls are “effective” at the reasonable assurance level or “ineffective” without providing any part of the definition of disclosure controls and procedures.

Response: In response to the Staff’s comment, in future filings we will modify the disclosure to clarify that our officers have concluded that our disclosure controls and procedures are effective at the reasonable assurance level and communicated to our management to allow timely decisions regarding required disclosure.
In connection with this response, the Company acknowledges the following:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
After you have had an opportunity to review the above responses to your comments, please contact me at 952-844-1060 to discuss any further questions or comments you might have.
Sincerely,
Robert B. Dimond
Executive Vice President and Chief Financial Officer